UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

The Metals Company
(Name of Issuer)

Common shares
(Title of Class of Securities)

87261Y106
(CUSIP Number)

Andrei Karkar 323 Marina Blvd San Francisco, CA 94123 (415) 567 0509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	87261Y106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ERAS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,872,019
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
41,872,019
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,872,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.7%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

Item 1.	Security and Issuer

Common stock of TMC “the metals company”

595 Howe Street, 10th floor

Vancouver, British Columbia, Canada V6C 2T5

Item 2.	Identity and Background

(a)	ERAS Capital, LLC

(b)	A Delaware company, with business address at:

323 Marina Blvd.

San Francisco, CA 94123

(c)	Holding company

(d)	No

(e)	No

(f)	USA

Item 3.	Source and Amount of Funds or Other Considerations

Own funds

Item 4.	Purpose of Transaction

General opportunistic investment by Eras Capital LLC on TMC stock.

Item 5.	Interest in Securities of the Issuer

(a)	41,872,019 common shares (18.7% of total)

(b)	41,872,019 common shares (18.7% of total)

(c)	On 9/30/21, purchased 772,210 shares of TMC at $4.32/share;

Also on 9/30/21, purchased 1,477,900 shares of TMC at $4.43/share

(d)	not aplicable

(e)	not aplicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/4/2021
Dated

/s/ Andrei Karkar
Signature

Andrei Karkar/CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).